

February 17, 2023

Kyle Derham
Chief Executive Officer
Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

> **Re: Rice Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 2, 2023**
> **File No. 333-268975**

Dear Kyle Derham:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Expected Accounting Treatment
The Business Combination, page 21

1. We have reviewed your response, along with the revisions, made to prior comment 7. Your disclosures should also include a discussion of the intermediary entities in your VIE consolidation model. Please further expand here and on page 164 of the Unaudited Pro Forma Condensed Combined Financial Information to address the following, if not previously included:

   • that RONI Opco was structured as a variable interest entity ("VIE") upon its formation, with RONI determined to be its primary beneficiary for the reasons described in your response letter, such as RONI being the managing member and having decision making authority, the RONI Opco limited partners not having any kick-out rights nor substantive participating rights, etc.

- describe the nature of RONI's initial investment interest in RONI Opco, and its ownership interest via holding any or all of the Class A Units and/or Class B Units of RONI Opco, before the Business Combination.
- revise your organization diagrams on pages 13 and 14 to identify which entity is Net Power Operations LLC. We note in your response, you indicate that RONI Opco becomes Net Power Operations LLC.
- disclose if RONI Opco will continue to be considered a VIE after the Business Combination.
- disclose the formation dates of each of RONI Opco, Buyer, and Merger Sub and discuss whether they have any material assets, liabilities, revenues or operations.
- further, disclose that based on the organization of the Up-C structure, you applied a bottoms-up approach to the consolidation of the various entities involved in the transaction, whereby NET Power, a previously unconsolidated entity and having no common control relationship with any of the entities involved, will ultimately be acquired by RONI Opco and the merger will be accounted for using purchase acquisition at fair value.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021, page 167

2. Refer to the Historical column for RONI. Please revise the weighted average shares outstanding and the related basic and diluted net loss per share data to agree with the historical December 31, 2021 statement of operations on page F-25.

Comparative Share Information, page 179

3. Refer to the second paragraph on page 179. Please clarify that the weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it occurred on January 1, 2021, the beginning of the earliest year presented. Your current disclosure states December 31, 2021.

Index to Financial Statements, page F-1

4. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing